                                             Filed by Manulife Financial
                                             Corporation pursuant to Rule 425 of
                                             the Securities Act of 1933 and
                                             deemed filed pursuant to Rule
                                             14a-12 of the Securities Exchange
                                             Act of 1934

                                             Subject Company: John Hancock
                                             Financial Services, Inc. Commission
                                             File No.: 1-15607


         The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation's and John Hancock Financial Services, Inc.'s operations and financial results, the markets for Manulife's and John Hancock's products, the future development of Manulife's and John Hancock's business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company.

         Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife's most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock's most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock's quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission ("SEC"). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to GAAP, CGAAP and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock's and Manulife's customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

         Neither Manulife nor John Hancock undertakes, and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

         This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of John Hancock and John Hancock will be filing a proxy statement for the stockholders of John Hancock, and each will be filing other documents regarding the proposed transaction, with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, JOHN HANCOCK'S STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR

ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC's Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

         Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock's directors and executive officers is available in John Hancock's proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife's directors and executive officers is available in Manulife's Annual Report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

The following is a transcript of a presentation made to the employees of the Corporate division of Manulife Financial Corporation. The archived version of the webcast may be accessed by employees at http://webevents.broadcast.com/cnw/manulife_671235.

                                *      *      *

MODERATOR:

So this meeting, which is for the corporate staff, which includes the corporate, from the corporate office, the investment people, the finance people, as well as reinsurance. It's the first of many planned meetings that are happening throughout the company today and tomorrow, within John Hancock as well as Manulife, Maritime Life. They've unfortunately had a very bad storm in Halifax, but I guess they'll be able to get their meeting back on schedule tomorrow. Now there's only about a third of our corporate employees that are actually in this room. The rest are joining us by webcast and teleconference. And what I would like to do now is to turn it over to Don Guloien, who's the Executive Vice President and Chief Investment Officer, who's also the manager of the largest group of employees in the corporate office. But before I do that, I would just like to do one technical announcement, which is that I want to refer you to the forward-looking statements. I'm not going to read them but they are attached to the press release. They are also posted on @ MFC with every publication and announcement we're making. I encourage you to read them, to understand that this transaction involves two publicly traded companies and so we must be careful in terms of how we communicate. So Donald, what I'm going to do is turn it over to you and let you bring everybody up to date on the transaction, and we'll have some questions later.

DONALD GULOIEN:

Thank you Dianne. I guess what I'm going to do is take you through some slides from the presentation that Dominic D'Alessandro and David D'Alessandro (Inaudible) analyst community. Some of you would have seen it. Some of the detailed slides I'll just skip over, but I wanted you to have the opportunity to see all of it. And if you want to look at some of them in more detail, they will be on our web site. The other part I'm going to cover is some notes I guess that were prepared that deal with the merger process. Things that we can do to make each others lives a little bit more (Inaudible).

And I guess the most important thing I want to do is thank a number of people I think something like 175 people were involved in this transaction. And these people worked very hard and very diligently to make this transaction come about, and I'm just talking about on the Manulife side, not on Hancock's side.
They had a similar number. But the fact that you kept it absolutely confidential. I mean we had people cancel vacations where their whole extended family were going to be down in Virginia Beach. I don't know what the explanation Bob Kilnick(ph) gave to his family for not being there. I hope it was a good one Bob for the sake of the marriage. But the fact they brought it off without one single leak and of course for every person who was directly involved there were other people who had noticed a lot of curious activities such as meetings being cancelled, photocopiers going at night and so on. And discretion is the better part of valour, and you were incredibly discreet so I thank you for that.

That's a picture of Dianne. Let it never be said that lawyers were concerned with form over substance. You've all read that forward looking statement there in 8 point type from a distance of a 100 yards. What it basically says is there's a lot of forward projections that are being discussed here and of course none of them are guaranteed, no one knows the future. And again as Dianne said we're dealing with two publicly traded companies. And therefore it's very important not to speculate. And that's my picture.

This slide deals with the new company and we have a new global insurance leader, basically the second largest life insurer in North America by market capitalization, brand expansion across global markets, leading market share and scale in every major business segment. We'll be the second largest company in Canada by market cap, second only to the Royal Bank of Canada. And I think in fact the fifth largest company measured by market cap, life insurance company in the world.

Very complimentary fit. And this is important. I looked at a lot of merger opportunities and I think this one is one of the best in terms of the complementarity of the two companies. It gives us a very broad based product leadership in all our core businesses. Enhanced distribution strength in terms of both breadth and depth in all of the channels. Combined investment strengths enhance our return opportunities and diversify our risk and we'll talk about some of these in the presentation.

Earnings growth. It is projected to be immediately accretive to earnings per share. We believe that we will have revenue synergies and integration savings. This isn't


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
a deal that's just being done on cost savings, but basically revenue synergies will be very substantial. And scale enables exceptional service at low cost to our customers. Basically consolidation is happening across the world in financial services and particularly in the life insurance business. And it's that ever-increasing need to deliver better value to the end customer to drive down costs that's driving it.

Diversification. It diversifies our product, our distribution and our geographic reach. Diversifies and rebalances the risk across all the asset classes and again I'll show you that in more detail. Clear management structure committed to successful integration and execution. One of the things that David and Dominic have done is very early in the process basically described the next two layers of the management teams so that there's no ambiguity with that going forward. And that's a very positive thing. You know, 90% of the game is not in the deal itself but in the execution of the deal and the integration that ensues, and they've taken all the right steps to ensure that happens.

And compatible cultures focussed on profitability, integrity and service. There's a lot of companies we could merge with. This company offers us a lot of compatibility in terms of the culture. Very proud organization as we are. And financial strength, top tier financial scale and capital base. I think as we're speaking today, Moody's is doing a conference call, and S&P will be releasing, and other rating agencies, and you'll see that they have a very positive view of this deal. The ratings outlooks are stable and improved for all of the companies. That is all of the companies that are involved in this transaction including our subsidiaries.

The consideration on the deal is 1.1853 MFC shares per share of John Hancock. There is no cash in the deal per say. This isn't a cash offer. The companies are basically coming together at an exchange ratio. So for every share that someone holds of John Hancock they'll get 1.1853 shares of the new company. That implies a price of thirty seven sixty based on Wednesday's trading price. Eighteen and a half percent premium for John Hancock. It is a tax free merger for eligible shareholders, the bulk of the shareholders are in the United States and they will be able to transfer tax free into Manulife as a continuation basically of the same company. In fact the closing will be 2nd quarter 2004, and we need the number of approvals from John Hancock shareholders, the state regulators, the Canadian Minister of Finance, OSFI, our regulator and the NC trust regulators in Canada and the United States.

Global headquarters will be in Toronto, Canada. Our North American headquarters under David D'Alessandro will be located in Boston, Massachusetts. This is the overall structure. David will become, on completion, the Chief Operating Officer for North American operations. This is the North American operating businesses. And Vic Apps of course running Asia, myself running investments, John Mather running administration, Trevor Matthews running Japan and Peter Rubenovich, as our CFO, will report directly to Dominic. After completion, David D'Alessandro is expected to become the president designate for Manulife. And Dominic and David will be going on the boards of the respective companies, and there's also a plan for other board members from John Hancock to join Manulife's board over a longer period of time.

In terms of the financial highlights, the first set of bullets deal with what's known as EPS accretion, that's earnings per share. That basically means as a result of adding John Hancock for 9 months to our financials, our earnings is expected to go up by 2% in 2004 earnings per share and 8% in 2005. Also positive impact as you would expect on our Canadian GAAP net income. We expect revenue synergies in product distribution, scale and investments and cost savings of approximately 350 million a year. That's approximately 10% of our operating expenses which is not judging by most mergers a terribly ambitious target. I think this is good for employees, it stresses the complimentary nature of the organization. There's not going to be a lot of redundancies in the case of this merger. Other mergers you might have read about strive to achieve a much higher number then that in terms of the percentage.

In terms of funds under management, it will be very close to one third of a trillion dollars Canadian, 333 billion Canadian dollars. Book value top tier capital ratios. Share buyback. Manulife has an abundance of cash. As you know we had accumulated some cash in preparation for doing the Canada Life deal. As a result of selling into the Great West offer we actually ended up with more cash resulting from that. So we've got plenty of cash to put into the deal. We elected for a number of tactical reasons to reserve the cash to do a share buy back possibly during, and definitely after, the transaction is consummated.

And the accounting standard for the company will be Canadian GAAP, not US GAAP. There's some significant differences between the two. We intend to use Canadian GAAP.

As we mentioned earlier in the presentation, we will be a leader, we will go from being, I do not know whatever it is, eighth place perhaps, in terms of a ranking by market to second place, the second largest Canadian company, with a pretty big gap between us and the next closest competitor in that measure.

On a North American basis, you can see the slide there on the left-hand side, we will be the second-largest next to AIG, and in a way, AIG is really a blend between a property-casualty company and a life insurance Company. They actually have other financial services interest. So arguably one could say with a straight face we would probably be the largest life insurer in North America. And bigger than household names that you would know such as the Met and the Pru.

In terms of global life insurers, we would be the sixth largest, sorry, the fifth largest in the world. Very close to Axa, Generali, a little bit below ING, and of course AIG is way ahead of everyone.

So the next set of slides deal with some of the ways that we become a global insurance leader, markets scale and share, diversification and distribution, products, geography and assets. There is the list of brand names across the world that we intend to use: Manulife Financial in Canada, John Hancock in the United States, MFC Global Investment Management around the world. John Hancock has a number of fine investment subsidiaries that all have their own brand names that we would use for various niche markets. And of course, Manulife in Asia.

You can see across the top some of the dimensions and sizes of the businesses. Very, very substantial businesses in every one of the geographies that we operate in, and reinsurance.

The slide is the market share and basically this story is you have companies going from say sixth or seventh market share to companies that are relatively, say, when combined, sky rocket to first or second place. And as you can see, in most major markets in Canada and the United States and in Asia, we would rank amongst the top market shares in those respective businesses.

It is not like we are putting together two flagging organizations. One of the most important markets that we deal in, and John Hancock deals in, around the world, and one of the biggest generators of revenue and earnings, is the life business. These are some LIMR statistics that show that Manulife, relative to that of the industry back in 1997, is up 96 percent, John Hancock is up 78 percent. The industry is up

17 percent. So neither of us are sleepy in the business. Both of us had very rapid growth, and together, I think the average, the growth rate is something on the order of 84 percent over that period of time. You have got two dynamic organizations that will create growth engines combining to make a more powerful group.

The next slides deal with distribution and product and I am not going to go through them you know line by line. But basically what we have here is the United States broken down by type of distribution system. So in terms of Signator, which is captive agency business, as most of you know that we do not do captive agency business in the United States. John Hancock actually has a very, very strong captive agency business. So combined, we end up with a strong business. You go down that list in most cases either Manulife is strong or Hancock is strong and the other one perhaps is less strong but the combination leaves us strong in each and every distribution segment serving the life insurance, annuity, mutual fund marketplaces in Canada and the United
States.

This is the complementary that we speak about and this is one of the reasons why employee job loss is not going to be as large as they would be in comparable transactions. And similarly if you look across the products, product lines, individual universal life Manulife is very strong. John Hancock is modestly strong. Combined we are very strong. We have no long-term care. If you look at the third line they have a very strong long term care franchise. As a combination, we've got a very strong long term care franchise. So whether you look at it on product basis or distribution basis, we end up with very, very strong franchises in each and every segment.

The earnings base is very nicely diversified. This is the thing that analysts, and whether it be equity analysts or rating agency analysts, like to see, this nice balanced pie. And on the left we have Manulife's mix of business across the different segments. John Hancock in the middle across the list of segments. And the combination. A very nice balanced franchise with no individual segment other than individual life dominating. And of course the individual life business is the most stable and arguably one of the best earning potentials. So it's very nice it is the biggest segment.

Diversified earnings across geographies as well. John Hancock in the middle of course is obviously a US-based company, very, very strong in its domestic market. They own Maritime Life which has been very successful in the Canadian market, and they have a number of businesses in Asia but are very much more small-scale than us. Because contrast that with Manulife we obviously have a very large US business but we do a tremendous amount of business in Asia and in Canada and we have other segments representing the corporate, the investment segment and reinsurance that the John Hancock does not have. And the combination is a much more balanced mix then either of the two companies individually.

This is one I care about a great deal, the asset mix. And, you know, if you look at the slide on the left, you will see the mix of assets that we have. Let me tell you where we stand out. We stand out relative to most life-insurance companies in having a higher mix of equities and equity real estate, with nine percent of equities and five percent of our portfolio in real estate totalling 14 percent. That is relatively high for most life-insurance companies. So some people take a look at us and say, you know, we like Manulife, but boy you guys are comfortable carrying an awful lot of equity risk. I sure hope the stock markets keep going up, because that is obviously very important to your future.

If you take a look at the John Hancock, you will see where they stand out. They have got 32 percent of their assets in triple-B bonds and eight percent of their assets in double-B or lower bonds. Those are lower quality bonds, what are called below investment grade bonds. A total of 40 percent in that category. Well when analysts look at that, John Hancock, they say, you are a fine company, but boy you guys carry an awful lot of credit risk. You know, we sure hope the credit markets are salutary to you. If spreads widen you could get hurt very badly.

So if you take those two portfolios and you do nothing but add them across, you get that combined column, 38 percent, 22 percent, five percent, 15, 81 and so on, which miraculously is very close to the industry average. So people draw an awful lot of comfort from that, outside analysts, that both companies, while we have our preference and we have our strengths in our respective areas, combined look very much like an average life insurance company in terms of the overall mix.

What we think we end up with actually, it's misleading, is we end up with better than the average mix because as I said we have our respective strengths in different areas. So we are better at it than the average mix. Very positive overall story.

This is I think the best picture and I guess this is supposed to be maybe two fingers coming together. What we have on the left is the ambitions of Manulife, the stated strategic objectives of Manulife and on the right the stated strategic objectives of

John Hancock. And you will see in some cases like the first one they are identical. In other cases they are different. The first ones are expanse scalable. If companies want to do that, we obviously do it with the marriage. For Manulife we want leadership in the United States, Canada and Asia. And John Hancock has said that they want to build in growth market. So namely Asia gives them opportunities to do that. Band distribution is a stated goal of Manulife, band distribution is a stated goal of John Hancock. We do that.

Diversified products, stated goal of Manulife, diversified earnings, stated goal of John Hancock. Obviously we do that. Bigger US brand awareness, Manulife has many times looked at the notion of creating brand awareness for ourselves in the United States, but the costs of that are horrific. To go from a standing start such as Manulife would have in the United States market given the cost of advertising you'd be talking about hundreds of millions of dollars of expenditure. But John Hancock has one of the most recognized brands in the United States already established. So we certainly achieve that. And John Hancock had a desire to rebalance the risk profile given that the last couple of years in the credit story have been I guess more exciting then they would hope. They had a very strong need to rebalance the risk profile, both on their assets and in terms of their sources of liability. And we obviously do that for them. So again a very, very nice marriage between the two companies.

This is the slide that basically shows some of the data behind our accretion earnings number. I'll just draw your attention to the bottom line which is accretion of 2.4 percent in 2004 and 7.8 percent in 2005 which is very strong for a merger of this size. And the ROE impact of 12.7 percent pro forma for 2004 and 13 percent, 13.2 for 2005. Now those are below what Manulife has traditionally been experiencing. You know we are targeting closer to 16 percent, and we expect that we will get back there very soon. What happens in a merger like this is you have got a lot of cash so you have got a lot of cash being deployed in terms of share buybacks and so on. You lose the interest income on that for period of time. You have got integration costs and so on. It's expected that once we get everything all balanced that will be able to achieve our more normal targets.

These are some of the adjustments that have gone into the earnings, some of the assumptions, and I don't expect, don't anticipate, speaking to those in any level of detail, but they are there if you want to see them. And here is a slide on the run rate savings. We expect to get pretax savings of $350 million a year, Canadian dollars phased in over three years.


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
This is I guess some of the financial strength aspects of the company. The balance sheet will be extremely large, roughly 200 billion-dollar, Canadian dollar balance sheet. The difference between that and the other asset figure I mentioned is assets that we manage for third-parties, such as mutual funds, seg funds, variable annuities and that sort of thing. Total goodwill of 7 billion, total projected equity of 20.6 billion, which will make this one of the strongest companies in Canada.

Strong MCCSR ratios, well within the target for Manulife, and strong risk based capital ratios in the United States. Those ratios both speak to capital strength as determined by our regulators and rating agencies and they'll be very strong. And basically conservative leverage and fixed charge coverage. Financial strength ratings are stated there and again the rating agencies will pronounce later today on how they view the merger. But we anticipate that there'll be a favourable reaction. I mentioned before that the ROE is diminished slightly as a result of doing this transaction. That is expected on any transaction of this size. But this is Manulife's track record over the past 10 years in terms of achieving ROE objectives. We start back in `93 and we had an ROE of seven percent. You can see it's grown in every year since then almost monotonically. I think the exception is in `01, and obviously you had the disruption relating to the World Trade Centre disaster that disrupted our earnings and everyone's earnings here. But a very, very positive picture.

This will set it back a little bit, drop down to 12 or 13 percent but we anticipate as we redeploy capital and get more efficient that we will again achieve these types of levels. And even the levels that we will drop to are actually very, very good when compared with most North American life insurance companies. In fact I think it's superior to a number of the majors even at it's sort of depressed level that we would have next year.

What we end up with is a new global insurance leader with scale, geography, product, distribution and brands, leadership, diversification, a very complimentary fit. Management depth and expertise. We really want to walk and talk in terms of picking the best from both organizations. That has always been our attitude in mergers and we intend to execute so we'll end up with better than the sum of the parts. Earnings growth and financial strength.

The next part of the presentation, that's the basically the deal, it talks about me or you and more appropriately, our commitment to you our employees. One is to treat all employees in each organization with honesty and respect. To communicate to employees as soon as decisions are finalized in an open, clear and concise manner. Now that probably won't be as quick as you want, having been through a number of these things myself, I think everybody's expectation is heightened and you expect that your boss has all the answers immediately. How is this going to affect you know our unit of 6 or 12 or 60 or 600 people. And the bosses aren't necessarily going to have the answers so I ask for a little bit of patience there. But what we will promise to do is communicate quickly and honestly as soon as decisions are taken.

Create avenues for easy two-way communication, I suspect a lot of managers will want to have town hall meetings from time to time to give people the opportunity to ask questions and we intend to do that. Implement a controlled hiring process. I don't think, a lot of us haven't stopped the controlled hiring process since the Canada Life thing. So in the investment division it will be business as usual. I think that's probably typical of many of our organizations here. But the fact is we don't want to be bringing people into the organization when there's a possibility that there's another person somewhere else that could do the job in the combined organization equally ably.

Now that doesn't mean stopping business. There's going to be certain needs that you know you're convinced, or your boss is convinced, can't be filled from within either organization. I think it's important that we don't have roadblocks here in the HR department or in manager's desk to make sure that you can carry on business because the most important thing is to keep up the service level to our customers, right, the end customers. And if you end up with a merger where the customers don't get well treated, aren't well serviced, they go elsewhere and you lose all the benefits of the merger and then some. So it's very important that we don't get road blocked in this process.

And to recognize the continuous service of employees from each organization. I think we've done a pretty good job in the past of harmonizing and recognizing that people who have had a 30 year history at a sister company, soon we regard them as having a 30 year history with our company.

Location. You know Manulife's philosophy is to keep decentralized to better serve our customers. We intend, there's no idea of closing down Boston or closing down Waterloo and moving it somewhere else. We intend to keep significant workforces in Toronto and Boston and Kitchener-Waterloo, in Halifax, in

Montreal, Hong Kong, Japan and southeast Asia. Main operations will still be headquartered in Waterloo reporting to the North American division, reporting to David in Boston. The US division will of course remain in Boston. But a substantial number of our employees supporting the US operation are here in Toronto and we intend to keep those as well. Obviously with the Canadian dollar where it is still not on a par with the US dollar, doing things in Canada can make a lot of good economic sense. So we would intend to maintain that.

Decisions on the appropriate location of any particular business unit will be made during the integration process. We don't have a big detailed road map and can't tell you the ultimate outcome of each and every business unit. But again, in terms of honest and open communication, we'll communicate that as soon as it becomes clear.

During the integration process, or during the regulatory approval process I should say, between now and completion, each company will continue to be managed independently until after closing, I think that's very important from a legal perspective. Certainly important from a personnel perspective. We don't expect people here to be calling their counterparts at John Hancock and saying you've got to do it this way, that way, and vice versa. You know I don't expect that David will be doing that with respect to the people in our Canadian operations for instance.

Technically they are separate legal entities and will stay as such until completion some time in the 2nd quarter of 2004. But obviously we'll be working together to understand each others' operations during that intervening period. The related workforce savings will be achieved through normal attrition combined with healthy business growth. I think that's very positive. We've taken a look at some numbers in terms of how many people we normally lose through attrition and turn-over in the regular course. And it's anticipated that a great deal of what we're talking about will be absorbed through attrition. David D'Alessandro will be in fact taking over all responsibility for the integration of it. And I expect and in fact I know that David intends to delegate a lot of that down to those of us who will be managing combined business units.

Information channels. If you look at www.manulife.com or intranet site @ MFC and there is a facility to submit questions via MFC. And the other place to go obviously is your manager but please don't expect, and I've seen this happen so many times and I'm sure if I preach it's probably going to go on some deaf ears, but don't expect your managers or their bosses to have all the answers


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immediately, and they may in fact be as concerned and feeling as out of the loop as you are, and you only make their life worse if you bombard them with questions in the first couple of days or even the first couple of months. So you know if you have a question, sure ask them, but don't expect them to have all the answers. They're dealing with it the same way you are.

So now what's the primary focus. I guess as I touched on before, its maintaining service to our customers, which requires talented engaged employees. The HR guys put this slide in. That implies we don't have them already maybe. But keep up the business, focus on serving the customers, because that's ultimately what's going to make this successful. We're taking our talented and engaged employees, I mean when I talk about attrition I do that with, you know, you don't want the best people leaving and, you know, the worst people staying behind. So we've got to be very careful to make sure that our most talented employees who may feel at risk in this thing feel wanted, loved and needed and rewarded. And business as usual in order to be successful. I mean it's an exciting story but again if we take our eye off the ball, it becomes not a success story. So help us realize our goal to be the most professional and your goal to be part of the most successful insurance company in the world. And that's, I think that's it. Question and answer period.

OPERATOR:

Thank you. We will now begin the question and answer session. To place yourself into the question queue please press star one on your touch tone phone. If you would like to withdraw your request you may do so by pressing star two.

MODERATOR:

What we're going to do now in spite of all the caveats is that we are going to give you some time to have some questions. I think it is important to remember that (A) we don't have all the answers and (B) because of some of the regulatory and legal considerations there's a limit to some of the questions that can be answered at all. And I think that it's also 6 months, a good 6 months between now and the actual closing of this deal so there's a lot of work to be done. But what we're going to do is we're going to take questions from all of the listeners, from you here in the room which we'll take from the floor but also from those that are on the webcast. There's a question button on the top of your screen. And for those on the conference call, the operator is now going to tell you how to submit your questions to here. So what I would suggest is that we'd take some questions from the floor while we're waiting for some of the teleconference and webcast questions. And there are


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mikes out there I believe. Are there? Okay. So if anybody would like to ask a question raise your hand and we'll get the microphone to you.

QUESTION:

Hi. Can you give us any high level details about the integration that will take place?

DONALD GULOIEN:

I don't think there are a lot of high level details. I mean there's some generalities but I think that's one of those ones that we're not quite prepared for but I think John Mather will be prepared to answer that question within about a week's time in great detail and specificity. Isn't that right John? It's a little too early. I think the analysis has been done in general about things that we have in common and things that are different between the organizations. As you know we've outsourced some of our glass house. John Hancock was looking at doing that, has been looking at it. You know we obviously share a lot of systems in common, administering elements of our business, so there should be some synergies there. Don't have to pay the same royalties. I guess different organizations (Inaudible) same system. I know on the investment side there's some areas that we've got some strengths that they have weakness and they've got some areas where they've got really strong systems, and where we could use some help. So again I think there's a lot of (Inaudible).

MODERATOR:

Any other questions from the floor? The same guy.

QUESTION:

So Manulife demutualized in 2000. I was wondering when did John Hancock demutualize and how have they been treated in the marketplace since then?

DONALD GULOIEN:

Actually I think we demutualized in 1999 if my memory stands correct. And they demutualized in 2000, I think about 6 months later. And both companies have fared well. Both companies have delivered a great run up in stock price for people who bought the stock and of course delivered great value to the policy holders who elected to sell. You know both of us were relatively expensive stocks at the time we came out and demutualized, and have run up since then.

MODERATOR:


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
We do have a couple of questions here. The first one I can answer. It's how will this impact our pension funds. And the answer is that it won't. Both plans are in place and will continue to be in place. And probably after the first year or two of integration, we will look towards developing common benefit platforms in the United States and in Canada. But both sets of plans are backed by very strong companies, and there's no concerns there at all.

Then, there's another question here which is will all the US business move to Boston eventually. So why don't you answer that cause you actually dealt with a bit of it in your presentation.

DONALD GULOIEN:

I think it serves restating and I certainly have a little bit of pride having been involved with our US individual business. There's a number of very talented employees and I expect that we will maintain a very significant operation, servicing our US business from here in Canada as well as in Boston as we have done for a long period of time. Again there's certain very significant cost advantages to doing business from Canada. And I guess the other thing is the John Hancock people, having an operation in Canada, being aware of some of those differences, have actually had very active programs to investigate outsourcing some of their administration to Canada at various times. So it's not like their culture is not used to that. They're very much used to that and think that's a great opportunity to leverage the strengths in both countries. So we will maintain a very large business servicing our US (Inaudible) from here in Canada. Some parts of our business, the 401K business, John Hancock doesn't have anything like that. So that business really isn't affected. Certainly in any negative way. It's affected in a positive way in that John Hancock has a number of different distribution systems that we certainly currently don't access. But it's very possible that Jim O'Malley would decide that he wants to access their distribution to sell more 401K product and that would of course lead to an expansion, a further expansion of our 401K.

MODERATOR:

Thank you. I have, there's another question here which is how long will the integration process take. I think I addressed that. Generally the, it will not close probably for 6 months. In between then, now and then, people will be working on the integration task force. The expectation is that the actual integration will take 12 to 24, perhaps even more, months after the closing to actually bed down all of the changes, integrate all of the benefit platforms and look at all the cross synergies in terms of product and distribution and so on. So I would think that the


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
ultimate end of this would be 2 to 3 years out but starting within 6 months. There's one question here that says the North American Life merger was positioned as a merger of equals like this. But this was not the case a year down the road. How is this going to be different?

DONALD GULOIEN:

Well you know the North American life merger, we certainly tried to make it a merger of equals. It was a much smaller company than Manulife. And North American Life, talking frankly, I think had their challenges which is one of the reasons (Inaudible) as a merger partner. But a number of North American executives have gone on to fantastic roles in our organization. I think the (Inaudible) example is Pete Hutchison(ph), you know, running our tax area who saves Manulife an enormous amount of money through tax savings each and every year. John DesPrez, who has run our US operation, ran North American life variable annuity business when it was a very, very tiny business and now John, you know, who runs all of Manulife's US operations. There's many, many examples. Don Driscoll, the oil and gas business, has grown and prospered. Many examples where North American life people have gone on to very big and important roles in our company. And certainly we would hope that that would happen in case of John Hancock. Because of the relative size of the organization you know Manulife was very much larger than American Life. You know the numbers are smaller in terms of examples than would be the case I expect in John Hancock merger where the two companies are relatively the same size. So I think we, now, delivered very well in terms of life merger, in terms of offering opportunities for their best and brightest employees to flourish in our organization. That doesn't mean that everybody survives. It also doesn't mean that everyone survives at the management level, and the people who service the customers are the most important ones to retain. Obviously you expect there to be some management and executive loss. I mean that's what attrition is all about.

MODERATOR:

Okay. There are several questions asking about more details on the synergies in the areas of savings. I think it's premature to speculate at this time. Dominic did give some very rough numbers at the analysts conference this morning if you were listening. Which was essentially a third Canada, a third the US and a third in the corporate areas. And I don't think there's any more detail other than that. That's going to be worked on over the next 6 months. There's also several questions, very thoughtful kind questions about how the Hancock people are feeling and handling this. And I guess we really can't answer, other than to say that they're going through the same periods of uncertainty and question marks and wondering how it's going to happen. And they are in fact today and tomorrow in very similar meetings as this probably asking exactly the same questions that you are. But I think they are being communicated with openly as well and they'll be going through the same type of process. Specifically there was one question about the employees at Maritime Life and they're not actually just in Halifax, they are spread across the country. And I think they're a very important part of this acquisition and I know Bruce is very, very excited about their operation. They have built a very successful business in Canada. And Manulife intends to maintain a significant presence in the Halifax area. They actually were supposed to have their meeting today but I believe it was wiped out by the hurricane, and I think they're going to have to reschedule for tomorrow.

DONALD GULOIEN:

I'll put a pitch in for Halifax. I sit on the board of Seamark Investment Management that we once owned, another North American Life success story, that we once owned 80% of but spun off into an IPO and now own 35% of. And it's, you know one time we talked to the guys and said would you care to think about a merger with our investment operations, and they said as long as it doesn't involve a move to Toronto, we can talk about that any time. Halifax is a wonderful place to work and live. The quality of life there is exceptional and we'd be very foolhardy to try and disrupt the majority of the people in the Halifax operation. And I think there's every likelihood you'd see us you know trying to do more in Halifax because of the fact that you've got a very stable well educated work force who frankly don't have people knocking on the door from 4 or 5 other chartered banks and life insurance companies trying to hire them away every 10 minutes. And you know my observation is that it would be a very hardworking loyal work force. And I've had some end dealings with Maritime Life people and I would say that describes them to a T.

MODERATOR:

Don there's a question about our stock. How is our stock reacting to this?

DONALD GULOIEN:

Our stock is reacting exactly as we expected it to react in this kind of situation. Of course you know that legal thing up there says nobody has a clue what's going to happen with stock and I guess that's the best answer. But what typically happens if you have two companies, and let's make simplifying assumptions, one's trading for 20 dollars, they're both trading for 20 dollars, and they announced that an exchange ratio is going to give 24 dollars to the other company. So they get a lift of 20 percent. So all of a sudden you have two stocks that were trading at 20 dollars and one theoretically is worth 24 dollars right the minute the announcement that the disequilibrium there that people serve to correct.

And the invisible hand of capital markets move in and people called arbitrageurs step in and they see an opportunity to make a wad of money and the way they make money is they say well if the stock is trading at 20 bucks and it's going to be worth 24 I ought to buy that thing. They go out and buy it. But then they say gee if the market goes down or something happens I could lose a lot of money if the market were to drop 30 percent, right, that market risk. How do I defease that risk. So what they do is they sell the stock of the acquiring company. So what they do is they buy the target's and they sell the acquirer. In this case they would buy John Hancock and sell Manulife. And what that causes to happen is the price of Hancock stock to go up, the price of Manulife stock to go down until there's an equilibrium again. But they don't always reach a natural equilibrium. Sometimes they think that there's another buyer out there in which case the price gets bid up even higher then that spread I described. Other times they figure well this is the best deal that we've ever seen and it goes the other way. So there's a little bit of imbalance sometimes in that equilibrium. But what's happened in our case is exactly what you'd expect. Manulife stock has come off I guess about 8% since Wednesday. John Hancock stock has risen and then more recently has started to drop as people are I guess speculating that there might not be another bid coming out from another company. And it's reaching it's equilibrium point.

The other thing that would influence this merger is another disequilibrium that takes a little bit more time to sort out. That is John Hancock is a predominantly US company owned predominantly by US investors. Most fund managers get measured, they get measured either by their clients or other compensation system against a reference index. So in the United States they typically use Standard and Poors 500 or the insurance segment of the Standard and Poors 500 say if they're holding insurance stocks. Well Manulife is not and will not be in that reference index. So if they're sort of risk averse what they'll do is get rid of Manulife, because, or John Hancock, because they don't want to hold a Canadian company cause it's not in their index. That introduces a certain amount of risk to them in doing that.

On the other hand in Canada, Manulife is going to become a much bigger company. But we become a bigger percentage of the TSE index and all the sub indexes, the financial services indexes that are relevant to us. But it means that Canadian fund managers have to do the opposite. We represent a bigger chunk of the index so they have to naturally buy Manulife. So what you have is what's called flow back, where stock will flow from selling that will occur in the United States and buying, will occur in Canada, and stock will flow across the border, John Hancock and Manulife, more and more into Canadian hands. What that does is that creates another disruption you know temporarily in the marketplace. It eventually gets settled down by the time of completion. And again it's expected to put some degree of pressure on Manulife stock price temporarily. But as I say the stock is down about 8% which is exactly what you'd expect under these sort of circumstances and there's nothing to worry about at all. You know the longer term value will, you know, it's that equilibrium thing.

And of course the other factor is that Manulife's got this excess cash now that it says it's going to dedicate to buying back stock. So when we go into the market and start buying stock. That will have the effect of pushing it in the opposite direction. So I won't tell you where it ends up. There's a lot of pushes and pulls. And you know, just like I'll never predict currency, I'm not going to predict where the stock price will go, but obviously we wouldn't be doing this deal if we didn't think it was going to be very positive in the long term for our shareholders. That's why we're doing the deal. No other reason. No evil involved. We're doing it because we think it's good for our shareholders and our employees, customers and distributors, and I expect the stock price over a reasonable period of time will reflect that. But that's not a forward looking statement. And you should read all that stuff up there.

MODERATOR:

Put that slide back on. Are there any more, I have some more questions here but are there any more questions from the floor? I don't want to crowd them out by carrying on with these. All right I will carry on with these. There's one question about what's going to happen to John Hancock's big sports sponsorship programs. For those of you who don't know, they are a big sponsor of the Olympics, they are a big sponsor of the Boston Marathon, in fact they resuscitated it as well as baseball and things like that. And they're going to continue. John Hancock will continue to sponsor those events. And in fact have committed to Massachusetts and Boston they will do so for at least the next 4 years.

Some more questions. Will the name of the combined operation still be Manulife Financial. The answer to that is yes. But the branding question which I think is underlying that is more complicated. Because we will use the Hancock brand in the United States, the Manulife brand in Canada. But there are instances in niche markets where the Manulife brand may be used for certain products in the States. And as well there may be niches where the Maritime brands may be used in Canada. But the legal entity, the corporate identity will be Manulife Financial. Donald there's a question about what was the tone of the analysts' call. Were they positive or negative about the deal.

DONALD GULOIEN:

The tone was very positive. There weren't, I can't think of any certain you know questions. I mean most people you know see this as a highly complimentary deal and I've got all the analysts reports now and you know the ones that I've looked at they tend to be very positive. I mean people talk about execution risk, which is always a big, (Inaudible). But it tends to be positive.

MODERATOR:

There's 2 questions about the treatment of employees going forward. And I think they're getting at the same issue about how do we evolve, merge organizations and evolve towards equitable treatment. And I think it takes a while. But the one question is how will employees be treated in terms of duplicate positions. Should we not have attrition in all the right areas and so we actually have a situation where you have one job and two people. And the answer to that is between their HR people and our HR people, we will design fair processes so that these decisions when they have to be made will be made on the basis of merit. On the competence, the quality, the capabilities of the individuals and the best fit for that job.

There's another question though that asks about the compensation between the two companies and when will that be merged. And that will happen over time. It's a much more technical issue. Some of the benefit plans and so on take a certain number of years to be amended. But our goal will be as soon as possible to design common benefits, platforms. One, because it's equitable, but secondly, because it's easier to administer. And that will be happening separately in Canada and the US because as you know there are very different compensation structures there. But we will get to that position and it is very much a major consideration of all the HR people throughout both companies.

DONALD GULOIEN:

I was wondering on the brand question, I don't know how much everybody is aware that in Canada we have this wonderful cosmopolitan make up of our citizenry that everybody knows what John Hancock is and how big a brand it is. In fact it's one of the top 5 recognized brands in the United States. Virtually everybody would immediately recognize the name John Hancock and associate, with the insurance company. But John Hancock was the first signatory I guess on the Declaration of Independence. And in the United States to this day, if you say put your John Hancock on a contract, that means you sign the contract right. So if you've ever leased a car to Florida Auto, you know, leasing company, you know, they'll say just put your John Hancock there and that's what they mean. It's a very big name and it's been enhanced by the sponsorship of the Boston Marathon, the Olympics and so on. So it really is a big thing and it's a logical name for us to use for our US business over the longer term.

MODERATOR:

The next question is how are we going to be tell which Mr. D'Alessandro is which. It's not easy accept one has a mustache. As they said in the press conference one's David, one's Dominic. And David has the mustache.

DONALD GULOIEN:

As Dominic said we see eye to eye. I'll let Dianne explain that joke. Why is it funny Dianne?

MODERATOR:

It's not funny from where I'm standing.

DONALD GULOIEN:

They both see eye to eye and see the top of your head.

MODERATOR:

Anyway I have no more questions so I want to thank you all for tuning in, walking in, joining in and we'll bring this meeting to a close. This is the beginning of many communications. So thank you for joining us. Bye bye.

(Applause)


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